TC 3/11

BP 3/5

03013508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65500

SEC MAIL RECEIVED FEB 28 2003 PROCESSING WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 15, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.J. Whitman LLC

Filed as Confidential Information

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carney **(212) 888-5222**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *of individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MJ WHITMAN

OATH OR AFFIRMATION

I, Michael Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.J. Whitman LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

BRIAN A. JARMAIN
NOTARY PUBLIC, State of New York
No. 01JA5044011
Qualified in New York County
Commission Expires May 22, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.J. WHITMAN LLC
622 THIRD AVENUE
NEW YORK, NY 10017
TELEPHONE 212. 888. 2290
WEB SITE www.mjwhitman.com
MEMBER NASD/SIPC

M.J. Whitman LLC

Financial Statements and Supplemental Schedules
Pursuant to SEC Rule 17a-5
For the period May 15, 2002 to December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member of M.J. Whitman LLC

In our opinion, the accompanying consolidated statement of financial condition, and the related consolidated statements of income, changes in member's capital and cash flows present fairly, in all material respects, the financial position of M.J. Whitman LLC (the "Company") and its subsidiary at December 31, 2002, and the results of their operations, changes in member's capital and cash flows for the period May 15, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2003

M.J. WHITMAN LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS:		
CASH	$	2,691,258
RECEIVABLE FROM BROKER AND DEALER		1,782,515
SECURITIES OWNED:		
At market value-		
Certificates of deposit		17,460
Equities		1,803
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION OF $26,848		108,395
RECEIVABLE FROM AFFILIATES		19,475
OTHER ASSETS		159,982
TOTAL ASSETS	$	4,780,888

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
SECURITIES SOLD, BUT NOT YET PURCHASED	$	560
PAYABLE TO AFFILIATES		103,739
ACCRUED EXPENSES		2,626,966
TOTAL LIABILITIES		2,731,265
COMMITMENTS AND CONTINGENCIES:		
MEMBER'S EQUITY:		
MEMBER'S EQUITY		2,049,623
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,780,888

The accompanying notes are an integral part of these financial statements.

M.J. WHITMAN LLC
CONSOLIDATED STATEMENT OF INCOME
FOR THE PERIOD MAY 15, 2002 TO DECEMBER 31, 2002

REVENUES:		
Commissions	$	6,561,741
Distribution Fees		406,465
Trading		36,922
Interest and Other		88,313
Total revenues		7,093,441
EXPENSES:		
Compensation and Employee Benefits		2,780,041
Commissions		1,706,195
Floor Brokerage and Clearing Fees		484,045
Trader Commission Expense		228,422
Taxes		146,514
Information Services		113,070
Rent		80,518
Depreciation and Amortization		26,848
Insurance Expense		22,445
Travel and Entertainment		20,862
Professional Fees		20,357
Telephone		17,674
Other		111,529
Total expenses		5,758,520
Net income	$	1,334,921

The accompanying notes are an integral part of these financial statements.

M.J. WHITMAN LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE PERIOD MAY 15, 2002 TO DECEMBER 31, 2002

	Member's Equity
BALANCE, May 15, 2002	$ 0
Capital contribution	990,000
Distributions	(275,298)
Net income	1,334,921
BALANCE, December 31, 2002	$ 2,049,623

The accompanying notes are an integral part of these financial statements.

M.J. WHITMAN LLC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD MAY 15, 2002 TO DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,334,921
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation and amortization	26,848
(Increase) decrease in operating assets -	
Receivable from broker and dealer	(1,782,515)
Securities owned	(19,263)
Receivable from affiliates	(19,475)
Other assets	(45,225)
Increase (decrease) in operating liabilities -	
Securities sold, but not yet purchased	560
Accrued expenses	2,626,966
Payable to affiliates	103,739
Net cash provided by operating activities	2,226,556
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	740,000
Distributions paid	(275,298)
Net cash provided by financing activities	464,702
Net increase in cash and cash equivalents	2,691,258
CASH AND CASH EQUIVALENTS, beginning of period	0
CASH AND CASH EQUIVALENTS, end of period	$ 2,691,258
NON-CASH TRANSACTIONS:	
Contributions in kind	
Fixed assets	$ 135,243
Other assets	$ 114,757

The accompanying notes are an integral part of these financial statements.

M.J. WHITMAN LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

M.J. Whitman LLC (the "Company") is a wholly-owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent"). The Company, a registered broker-dealer with the National Association of Securities Dealers, Inc. (the "NASD"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Company. The Parent also owns Third Avenue Management LLC, an investment adviser to the Third Avenue family of mutual funds and to separately managed accounts.

The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with Bear, Stearns Securities Corp. ("Bear, Stearns"). All of the Company's customer accounts are introduced on a fully-disclosed basis to, and carried by, Bear, Stearns. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) of such rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2002 and the reported amounts of revenues and expenses for the period then ended. Actual results could differ from these estimates. M.J. Whitman, Inc. contributed to the Company assets that consisted of cash, fixed assets and prepaid expenses. All assets were contributed at their fair value on the date of transfer. The consolidated financial statements reflect the operations of the Company from the May 15, 2002 date of formation to December 31, 2002.

Principles of Consolidation

The accompanying consolidated financial statements include the wholly-owned subsidiary of the Company, although the Company does not guarantee any liabilities or obligations of the subsidiary. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments that mature within three months or less to be cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES (Con't)

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in the statement of income.

In addition to commissions earned from customers' securities transactions, the Company also generates fees from the placement of certificates of deposit. Such fees are recognized on the trade date and are included as Commissions on the accompanying consolidated statement of income.

The Company receives fees for distributing shares of mutual funds, including shares of mutual funds which are affiliates of the Company. These fees, which are based on a percentage of the net asset value of the mutual funds, are included as Distribution Fees on the accompanying consolidated statement of income. Included in this amount is $168,000 from affiliated mutual funds.

Furniture, Equipment and Leasehold Improvements

Property and equipment are stated at cost and are being depreciated over their estimated useful lives, ranging from 5 to 7 years, using the straight-line or accelerated methods. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Income Taxes

The Company is a limited liability company which is treated as a partnership for Federal tax purposes. As such, the Company is not subject to Federal or New York State income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate tax returns. The Company is subject to New York City unincorporated business taxes, and it files tax returns in other jurisdictions some of which impose tax on limited liability companies.

3. REGULATORY REQUIREMENTS

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of $1,740,698, which exceeded regulatory requirements by $1,490,698.

3. REGULATORY REQUIREMENTS (Con't)

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2002 are summarized as follows:

Furniture and Equipment	$135,243
Less accumulated depreciation and amortization	(26,848)
Total	$108,395

5. COMMITMENTS AND CONTINGENCIES

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company. In addition, the Company has three claims pending against it in either court or before an NASD arbitration panel. The Company believes that these claims are without merit. In management's opinion, the ultimate outcome of such claims will not have a material impact on the Company's results of operations or financial position

The Parent is obligated under non-cancelable lease agreements through August 2011, although the Company will share the expense with its affiliates. Minimum rental commitments under these leases are as follows:

Year Ending December 31	Minimum Rental Commitments
2003	$ 842,675
2004	988,780
2005	1,000,480
2006	1,101,100
2007 and thereafter	5,899,920

6. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into various debt and equity transactions. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with Bear, Stearns, the Company is liable for amounts uncollected from customers introduced by the Company. The Company may also be exposed to a risk of loss not reflected on the accompanying consolidated statement of financial condition for securities sold, but not yet purchased, should the value of such securities increase. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

7. RELATED PARTY TRANSACTIONS

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities. The amount of shared expenses allocated to the Company is approximately $950,086. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed. If such balances are not reimbursed, interest is charged to the appropriate entity at the stated month end broker call rate. The Company receives commissions from affiliated mutual funds. During 2002, the commissions earned were $2,008,155, which are included in Commissions on the accompanying consolidated statement of income.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II A

BROKER OR DEALER	M.J. Whitman LLC	as of December 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

Net Capital		
Total members' capital		$ 2,049,623
Less nonallowable assets (see Schedule I, Page 2):	287,852	
Other charges – Excess deductible on fidelity bond	20,000	(307,852)
Net capital before haircuts on security positions		1,741,771
Haircuts on securities positions		
Debt securities	786	
Other securities	287	(1,073)
Net capital		1,740,698
Less, Minimum net capital requirement (the greater of 2% of Aggregate indebtedness or ($250,000)		250,000
Excess net capital		$ 1,490,698
Net capital in excess of:		
120% of minimum net capital requirement		$ 1,440,698

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2002.

M.J. WHITMAN LLC
SCHEDULE OF NON-ALLOWABLE ASSETS
DECEMBER 31, 2002

Description	Amount
FIXED ASSETS- NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	$ 108,395
RECEIVABLE FROM AFFILIATES	19,475
OTHER ASSETS	159,982
	$ 287,852

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2002.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II A

BROKER OR DEALER M.J. Whitman LLC as of December 31, 2002

EXEMPTIVE PROVISIONS UNDER RULE 15C3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A.	(k)(1) - $2,500 capital category as per rule 15c3-1	N/A
B.	(k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C.	(k)(2)(ii) – "All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Bear Stearns Securities Corp. 4335	N/A
D.	(k)(3) – Exempted by order of the Commission	N/A

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of M.J. Whitman LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of M.J. Whitman LLC (the "Company") and its subsidiary for the period May 15, 2002 to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003